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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41921

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Joint Stock Company Kaspi.kz

(Translation of registrant’s name into English)

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154A Nauryzbai Batyr Street
Almaty, Kazakhstan
050013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

EXPLANATORY NOTE

On August 12, 2026, Joint Stock Company Kaspi.kz (the “Company,” “we” or “us”) published on its corporate website the interim condensed consolidated financial information for the six months ended 30 June 2026 (unaudited), furnished as Exhibit 99.1 herewith.

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This report of foreign private issuer on Form 6-K (the “Form 6-K”) is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-276609).

Cautionary Statement Regarding Forward-Looking Statements

This Form 6-K, including the exhibit furnished herewith, contains forward-looking statements within the meaning of the U.S. federal securities laws, which statements relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “might,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “intend,” “plan,” “potential,” “prospective,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Therefore, you should not place undue reliance on these forward-looking statements. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, risks related to the following: our ability to attract sufficient new customers, engage and retain our existing customers or sell additional functionality, products and services to them on our platforms; our ability to maintain and improve the network effects of our Super App business model; our ability to improve or maintain technology infrastructure; our ability to successfully execute the new business model and reach profitability in certain of our operations; our ability to partner with sufficient new merchants or maintain relationships with our existing merchant partners; our ability to effectively manage the growth of our business and operations; developments affecting the financial services industry; our brand or trusted status of our platforms and Super Apps; our ability to retain and motivate our personnel and attract new talent, or to maintain our corporate culture; our ability to keep pace with rapid technological developments to provide innovative services; our ability to implement changes to our systems and operations necessary to capitalize on our future growth opportunities; changes in relationships with third-party providers, including software and hardware suppliers, delivery services, credit bureaus and debt collection agencies; our ability to compete successfully against existing or new competitors; our ability to integrate acquisitions, strategic alliances and investments and realize the benefits of such transactions; our ability to adequately obtain, maintain, enforce and protect our intellectual property and similar proprietary rights; risks related to Kazakhstan and the other countries in which we operate, including with regard to the evolving nature of the applicable legislative and regulatory framework and that of other jurisdictions in which we operate; our ability to obtain or retain certain licenses, permits and approvals in a timely manner; the significant influence of our existing shareholders and ability of ADS holders to influence corporate matters; differences between the rights of our shareholders, governed by Kazakhstan law and our charter, from the typical rights of shareholders under U.S. state laws; our ability to remediate additional material weaknesses (if any) in our internal control over financial reporting or those of certain of our subsidiaries and our ability to establish and maintain an effective system of internal control over financial reporting; dependence on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any; lack of protections for ADS holders compared to those afforded to shareholders of companies that are not “foreign private issuers;” the fact that the price of our ADSs might fluctuate significantly and that any future sales of ADSs or common shares may negatively impact the stock price; and risks related to other factors discussed under Item 3.D. “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 16, 2026 and our other SEC filings we make from time to time.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this Form 6-K relate only to events or information as of the date on which the statements are made in this Form 6-K. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Joint Stock Company Kaspi.kz

August 12, 2026	By:	/s/ Tengiz Mosidze
Name: Tengiz Mosidze Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

No.	Description
99.1	Interim condensed consolidated financial information for the six months ended 30 June 2026 (unaudited).